ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E O F C O N T E N T S

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14.1	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE	32
1.14.2	DISCLOSURE OF OUTSTANDING SHARE DATA	33
1.14-3	INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES	33
1.14-4	DISCLOSURE CONTROLS AND PROCEDURES	34

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Rockwell Diamonds Inc. ("Rockwell", or the "Company") for the 3 and 9 months ended November 30, 2010, and the audited consolidated financial statements for the year ended February 28, 2010. These statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of January 20, 2011. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

EXPLANATORY NOTE

The original interim financial statements filed on SEDAR on January 14, 2011 was amended to eliminate contract mining fees of $5,313105 previously included in both the Company’s revenue and cost of sales for the three and nine months ended November 30, 2010. The Management‘s Discussion have been adjusted accordingly.

Except for statements of historical fact, this management discussion and analysis contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Information Concerning Estimates of Indicated and Inferred Resources

This management discussion also uses the terms ‘indicated resources’ and ‘inferred resources’. Rockwell Diamonds Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

1.2 Overview

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, targeting growth to become a mid-tier diamond mining company. The Company is currently operating three mines which it is progressively optimizing, and carrying out bulk sampling at a project near to one of its operations. Additionally, Rockwell is assessing its excellent pipeline of other advanced-stage alluvial diamond projects for development.

The Company is also in the process of considering and pursuing merger and acquisition opportunities in order to expand its mineral resources, add to its production profile and provide accretive value.

In the first quarter of fiscal 2011, Rockwell elected to report its future production and cost data in terms of cubic metres rather than per tonne as was the case in the past. This is in line with conventional industry standards for alluvial deposits. For conversion purposes (e.g. cubic metres or cubes to metric tonnes) the specific gravity (“SG”) factor for the Holpan, Klipdam, and Klipdam Extension deposits is 1.85 g/cm3, for the Saxendrift and Wouterspan deposits the factor is 2.1 g/cm3, and for the Blue Gum (“Tirisano”) deposit (a proposed acquisition from Etruscan Diamonds Limited which is in progress) the factor is 1.80 g/cm3.

1.2.1 Summary

Operations

During the third quarter of fiscal 2011, Rockwell operated three alluvial diamond mines, namely Holpan, Klipdam and Saxendrift as well as a bulk sampling site at the Klipdam Extension property.

During fiscal 2010, the Company raised $8.6 million from private placements and in early fiscal 2011, Rockwell raised a further $8.0 million by completing a rights offering and additional private placement. The majority of the funds are being utilized during fiscal 2011 to undertake plant improvements and optimization at existing operations, particularly Saxendrift, and to complete the design and re-engineering of the Wouterspan processing plant into a high volume low cost mining and processing operation similar to Saxendrift.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Management is of the opinion that the results from these projects, together with other ongoing operational improvements and reductions in operating costs, as well as increasing prices and demand for diamonds, will improve the Company’s financial performance.

In the three month period ended November 30, 2010:

  8,404 carats (November 30, 2009 - 7,963 carats) were produced at the Holpan, Klipdam and Saxendrift operations and the Klipdam Extension bulk sampling project, including contractor recoveries.

  6,414 carats (November 30, 2009 - 9,410 carats) were sold at an average price of US$1,566 per carat (November 30, 2009 - US$1,269 per carat).

  Tender sales of US$10.0 million plus US$0.8 million of returns from the beneficiation profit share (the joint venture with the Steinmetz Group through which rough stones are polished and the profit from sales are shared) resulted in diamond revenues of US$10.8 million (November 30, 2009 - US$12.9million).

  Cost of sales, including amortization and depletion charges of $3.4 million, totalled $9.3 million.

  An operating profit of $1.8 million (November 30, 2009 - $2.5 million) was reported for the period.

  Net general and administrative expenses amounted to $1.9 million, which included travel and conference expenses of $92,441 and interest expenses totalling $119,438. The future income tax recovery was $0.5million.

  A loss of $1.4 million or $0.003 per share was realized for the period.

  Diamond inventories at November 30, 2010 totalled 3,865 carats (November 30, 2009 - 2,800 carats).

In the nine month period ended November 30, 2010:

  22,519 carats (November 30, 2009 - 19,920 carats) were produced at the Holpan, Klipdam and Saxendrift operations and the Klipdam Extension bulk sampling project, including contractor recoveries.

  20,564 carats (November 30, 2009 - 20,646 carats) were sold at an average price of US$1,345 per carat (November 30, 2009: US$969 per carat).

  Tender sales of US$27.6 million plus US$2.3 million of returns from the beneficiation profit share resulted in diamond revenues of US$29.9 million (November 30, 2009 - US$22.7million).

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Cost of sales including amortization, depletion and impairment charges totalled $27.3 million. A fair value adjustment on investments of $150,520 and a write down of property, plant and equipment of $147,340 was recognized. This resulted in a combined amortization, depletion and impairment charge of $10.0 million.

  An operating profit of $3.7 million (November 30, 2009 - operating loss of $2.3 million) was reported for the period.

  Net general and administrative expenses amounted to $5.5 million which included travel and conference expenses of $298,428 and interest expenses totalling $300,108.The future income tax expense was $1.6 million.

  A loss of $2.4 million (November 30, 2009 - loss of $6.1 million) or $0.005 (November 30, 2009 - $0.026) per share was realized for the period.

Potential Acquisition

In March 2010, the Company announced that it had embarked on a process to purchase 74% of Etruscan Diamonds Limited’s (“Etruscan”) well known Blue Gum diamond operation in the Ventersdorp region, South Africa, which hosts the Tirisano deposit. The balance of the operation will be owned pursuant to South Africa’s Black Economic Empowerment regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.83 million) payable in Rockwell shares valued at $0.068 each. The Company also assumed certain non-material and non-refundable property maintenance obligations at that time and will assume other financial obligations upon completion of the acquisition.

The Tirisano alluvial diamond deposit hosts estimated mineral resources of 25 million cubic meters (indicated) with a grade of 2.37 carats/100 cubic metres and 15 million cubic meters (inferred) with a grade of 2.37 carats/100 cubic metres as at October 2009. Tania Marshall, PhD., Pr.Sci.Nat., an independent Qualified Person, is responsible for the resource estimate. A technical report has been filed on the Company’s profile at www.sedar.com.

The Section-11 cession process which will allow Rockwell to take ownership of the mining rights is well advanced in the Department of Mineral Resources, and the Company is equally well advanced with the engineering and fabrication of a new low cost processing plant, and implementation of a new mine plan.

Completion of the acquisition is subject to a number of conditions including South African mining ministry consent (referred to above) and securities regulatory approvals (including TSX). The Rockwell shares to be issued will be subject to escrow, resale and voting restrictions and will not materially affect control. Completion is targeted for early fiscal 2012.

Acquisition of 20% in Flawless Diamond Trading House

During the first fiscal quarter of 2011, Rockwell acquired a 20% ownership interest in Flawless Diamond Trading House (“Flawless”) for a consideration of ZAR700,000 (approximately $97,000). This transaction was effective as of May 5, 2010. Flawless provides a unique marketing and sales platform for Rockwell’s diamond production which have strengthened significantly since the acquisition.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.2 Financing

In fiscal 2010, the Company raised $8.6 million from a private placement, of which $6.0 million was utilised in fiscal 2010 to strengthen the Company’s balance sheet and was allocated as follows:

  Repayment of a four month payment deferral (capital portion of lease payments) from Komatfin, the institution that finances the Mobile Production Vehicles (yellow fleet). This deferral had run from July until November 1, 2009, and provided short-term financing of $2.2 million.

  Repayment of the short-term, partially secured, borrowing facility of $3.8 million.

During the first quarter of fiscal 2011, the Company raised a further $4.6 million through a fully subscribed rights offering. An additional $3.4 million was raised from a private placement by Daboll Consultants Limited. The latter funds, net of legal fees related to the rights offering and costs incurred in fiscal 2010 as a result of unsolicited corporate activity, has been used to further optimize existing operations, in particular Saxendrift, to commission the Klipdam Extension bulk sampling project, and to design and plan modernization of the plant at Wouterspan.

1.2.3 Agreements

Black Economic Empowerment Holdings (“BEE”) in Rockwell Properties

During the year ended May 31, 2007, Africa Vanguard Resources (Pty) Limited (“AVR”), the holding Company of Richtrau No 136 (Pty) Limited (“Richtrau”), purchased, through Richtrau, a 15% interest in Van Wyk Diamond Group (“VWDG”) from the Van Wyk Trust for an amount of ZAR22.5 million ($3.4 million), comprising the Holpan, Klipdam, and Wouterspan mining projects. These projects were purchased by Rockwell’s subsidiary Rockwell Resources RSA (Pty) Limited (“Rockwell RSA”) from H C Van Wyk Diamonds Limited. On November 30, 2008, AVR indicated its commitment to increase its shareholding in the VWDG to 26% by subscribing for an additional 11% of the shares in each of the entities comprising VWDG, through a subsidiary of AVR named Georgia Avenue Investments (Pty) Limited (“Georgia”), at a subscription price of ZAR17.5 million. The AVR group was also contractually committed to inject ZAR10.5 million in working capital into the VWDG.

The AVR group advised Rockwell in fiscal 2009 that it was unable to complete its financial obligations, and was pursuing other funding mechanisms to meet its obligations. At November 30, 2010, AVR owed Rockwell approximately ZAR22.5 million ($3.3 million) to conclude the Georgia transactions as well as ZAR10.5 million ($1.5 million) contractually committed to VWDG.

A minority interest of 15% is recognized with the consolidation of Klipdam Mining Company Ltd. and HC Van Wyk Diamonds Ltd. until such time as the outstanding loan by the BEE group is fully repaid, at which time the Company will increase the non-controlling interest to 26%.

Rockwell RSA has, in conjunction with AVR, endeavoured to identify alternate sources of funding to complete AVR’s investment in the VWDG projects and, currently, negotiations are being progressed with the Industrial Development Corporation (“IDC”) of South Africa. Rockwell RSA is in ongoing discussions with AVR, and through the assistance of its legal counsel, has engaged the Department of Mineral Resources to address the completion of the BEE participation. The shares for the outstanding equity purchases are held in trust by legal firm Tabacks pending conclusion of the transaction.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Effective October 2, 2008, AVR acquired, via Liberty Lane Investments (Pty) Limited, an effective 26% in the Saxendrift project by subscribing for shares in Saxendrift Mines (Pty) Limited for an amount of approximately ZAR26 million. This transaction was also conducted in respect of the Minerals and Petroleum Resources Development Act and has been structured via a loan structure underwritten by Rockwell RSA. As of November 30, 2010, an initial deposit of ZAR3 million had been paid in respect of this transaction which is structured over a two year period. Rockwell and AVR are also in discussion regarding funding mechanisms to progress this transaction. At November 30, 2010, AVR owed Rockwell approximately ZAR33.7 million ($4.8 million) to conclude the Liberty Lane transaction.

No minority interest is recognized with the consolidation of Saxendrift Mine (Pty) Ltd until such time as the outstanding loan by the BEE group is fully repaid, at which time the Company will increase the non-controlling interest to 26% and consolidate 74% of the results of operations.

1.2.4 Production Properties

Production and Sales – Quarter Comparison

The following is a comparison of the current quarter (ended November 30, 2010) with the quarter ended November 30, 2009.

PRODUCTION
Operation	3 months ended November 30, 2010			3 months ended November 30, 2009
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	233,029	2,131	0.91	225,840	1,768	0.78
Klipdam	255,250	3,756	1.47	250,399	2,676	1.07
Wouterspan	-	-	-	-	5	0.00
Klipdam Extension	118,478	946	0.80	-	-	-
Saxendrift	405,551	1,527	0.38	397,192	3,514	0.88
Other*	6,383	44	-	-	-	-
Total	1,018,691	8,404	0.83	873,431	7,963	0.91

*Other refers to an independent contractor processing gravels and sold with the Company’s tender. These carats are excluded from grade calculations.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

SALES AND REVENUE AND INVENTORY
Operation	3 months ended November 30, 2010				3 months ended November 30, 2009
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	1,412	1,432,818	1,015	1,102	2,556	614,237	240	502
Klipdam	2,862	5,227,460	1,826	1,565	3,527	2,715,963	770	1,054
Wouterspan	-	-	-	-	14	11,099	788	-
Klipdam Extension	824	708,303	860	387	-	-	-	-
Saxendrift	1,316	2,676,997	2,034	718	3,313	8,598,285	2,595	1,245
Other*				93	-	-	-	-
Total	6,414	10,045,578	1,566	3,865	9,410	11,939,584	1,269	2,801

*Other refers to an independent contractor processing gravels and sold with the Company’s tender. These carats are excluded from grade calculations.

INVENTORY (carats)
Operation	Rough Diamond Inventory Beginning of Period	Production	Rough Diamond Sales	Rough Diamond Inventory End of Period
Holpan	383	2,131	1,412	1,102
Klipdam	671	3,756	2,862	1,565
Klipdam Ext	265	946	824	387
Saxendrift	507	1,527	1,316	718
Other*	49	44	-	93
Total	1,875	8,404	6,414	3,865

*Other refers to an independent contractor processing gravels and sold with the Company’s tender. These carats are excluded from grade calculations.

Production and Sales –Nine Month Comparison

The following is a comparison of the first nine months of fiscal 2011 (ended November 30, 2010) with the nine months ended November 30, 2009.

PRODUCTION
Operation	9 months ended November 30, 2010			9 months ended November 30, 2009
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	675,675	6,259	0.93	653,992	4,914	0.75
Klipdam	708,259	8,801	1.24	737,369	7,945	1.08
Wouterspan	-	-	-	-	14	0.00
Klipdam Extension	214,763	1,623	0.76	-	-	-
Saxendrift	1,160,335	5,743	0.49	905,582	7,047	0.78
Other*	6,383	93	-	-	-	-
Total	2,765,415	22,519	0.81	2,296,943	19,920	0.86

*Other refers to an independent contractor processing gravel and sold through the Company’s tender. These carats are excluded from grade calculations.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

SALES, REVENUE AND INVENTORY
Operation	9 months ended November 30, 2010				9 months ended November 30, 2009
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	5,937	7,299,066	1,229	1,102	5,253	2,052,602	391	502
Klipdam	7,832	8,092,870	1,034	1,565	8,634	5,109,645	592	1,054
Wouterspan	-	-	-	-	590	280,187	475	-
Klipdam Extension	1,236	987,554	799	387	-	-	-
Saxendrift	5,559	11,281,589	2,029	718	6,169	12,567,081	2,037	1,245
Other*	-	-	-	93	-	-	-
Total	20,564	27,661,079	1,345	3,865	20,646	20,009,515	969	2,801

*Other refers to an independent contractor processing gravels and sold with the Company’s tender. These carats are excluded from grade calculations.

INVENTORY (carats)
Operation	Rough Diamond Inventory Beginning of Period	Production	Rough Diamond Sales	Rough Diamond Inventory End of Period
Holpan	780	6,259	5,937	1,102
Klipdam	596	8,801	7,832	1,565
Klipdam Extension	-	1,623	1,236	387
Saxendrift	534	5,743	5,559	718
Other*	-	93	-	93
Total	1,910	22,519	20,564	3,865

*Other refers to an independent contractor processing gravels and sold with the groups tender. These carats are excluded from grade calculations.

Holpan/Klipdam/Klipdam Extension

The Holpan/Klipdam/Klipdam Extension Properties are four adjacent farms located 45km from Kimberley, South Africa. Holpan, Klipdam and Klipdam Extension production is accounted for separately because they have historically been operated as separate entities.

Production at Holpan in the quarter ended November 30, 2010 amounted to 2,131 carats from 233,029 cubic meters (431,103 tonnes) of gravel processed, an increase of 21% compared to the 1,768 carats which were produced from 225,840 cubic meters (417,804 tonnes) of gravel processed in the quarter ended November 30, 2009. The improvement was achieved as mining operations were conducted in higher grade areas of the mine which were processed during the dry season due to the greater clay content of these mining blocks.

Sales from Holpan decreased to 1,412 carats at an average value of US$1,015 per carat, from 2,556 carats in the quarter ended November 30, 2009; however, the average value per carat sold showed a notable increase from US$240.30 in the quarter ended November 30, 2009.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Production at Klipdam in the quarter ended November 30, 2010 was 3,756 carats from 255,250 cubic meters (472,213 tonnes) of gravel, compared to 2,677 carats from 250,399 cubic meters (463,238 tonnes) of gravel produced in the quarter ended November30, 2009. The 40% increase in carats is the result of a change in focus for the ore ratios where the proportion of paleo gravel has increased to 70%. This presented increased diamond recovery and higher carats produced.

Sales for the quarter to November 30, 2010 from Klipdam were reported at 2,862 carats with an average value of US$1,826per carat. Although this represents a decrease in carats from 3,527 sold in the quarter ended November 30, 2009, the average value per carat more than doubled from US$770 per carat in that period.

Production from Klipdam Extension, a bulk sampling operation which underwent pre-commissioning in late May 2010, was 946 carats from 118,478 cubic metres (248,803 tonnes) of gravel and achieved an average price of US$860 per carat. Management continues to evaluate the feasibility of the project on a quarterly basis.

Saxendrift

The Saxendrift mine is located on the south bank of the Middle Orange River and adjacent to the Wouterspan property.

Production at Saxendrift in the quarter ended November 30, 2010 was 1,527 carats from 405,551 cubic meters (851,657 tonnes) of gravel processed, compared with 3,514 carats from 397,192 cubic meters (834,103 tonnes) of gravel processed in the quarter ended November 30, 2009. The decline in grades is due to increased sand lenses within the ore body. A de-sanding plant was commissioned during the period to counteract the impact of lower grades going forward.

Sales from Saxendrift during the three months ended November 30, 2010 were 1,316 carats at an average price of US$2,034 per carat. This represents a decrease in number of carats and value per carat sold from the 3,313 carats sold at an average price of US$2,595 per carat in the quarter ended November 30, 2009.

Production Costs

Production volume at the three operations continued to increase and totalled 1,018,691 cubic metres for the quarter (2009 - 873,431 cubic meters). The Company’s overall increase in production has been significantly influenced by the expanded capacity of the Saxendrift plant, in particular the de-sanding plant which was commissioned during the quarter.

The Company maintained its focus on reducing unit costs through optimization of its operations as well as increasing throughput and these efforts continue to yield positive results. The average operating cash cost for the nine months at the three productive operations was US$6.28 per cubic meter, within the Company’s target range of US$6.00 to US$7.00 per cubic meter. The cash cost of operations is a measure, primarily, of expenditures for fuel and oil, power, maintenance, replacement parts, operational salaries and direct mine operating costs and excludes depreciation and corporate expenses.

Mining cash costs by operation were as follows:

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

  Holpan US$7.36 per cubic meter;

  Klipdam US$6.18 per cubic meter;

  Klipdam Extension $7.28 per cubic meter; and

  Saxendrift US$5.52 per cubic meter.

Unit costs at Saxendrift are lower due to the significantly higher volumes of gravel being processed at this operation compared to the Company’s other mining operations.

The average total cash cost for all the operations over the first nine months of fiscal 2011, including rehabilitation, lease payments and royalties amounted to US$7.49 per cubic meter (November 30, 2009: US$8.21 per cubic meter).

1.2.5 Exploration and Development Properties

Klipdam Extension Property and Bulk Sampling Program

The Klipdam Extension is situated east of the Klipdam mine. The Company has established a low cost mobile processing and final recovery plant as well as mining fleet (utilizing spare earth moving equipment owned by the Company) to undertake a bulk sampling project on this property. The processing plant was commissioned at the end of the quarter. Information on production is provided under Holpan/Klipdam/Klipdam Extension in section 1.2.4 above.

1.2.6 Mineral Rights Conversions

In respect of the requirements of the Minerals and Petroleum Resources Development Act, old order mineral rights shall be converted to new order rights provided that all the relevant documentation was lodged before the requisite date of May 1, 2009. The conversion of mineral Rights by the Department of Mineral Resources is contingent on meeting these conditions.

Rockwell lodged its documentation for the conversion of its mineral rights in a timely manner and is confident that those remaining rights that have not yet been converted shall be granted in due course. Delays in the granting of the conversions are largely a consequence of processing backlogs in the Department of Mineral Resources given the large number of rights that were submitted to the Department by the due date for such conversions.

1.2.7 Litigation

Kwango River Project, Democratic Republic of Congo

Rockwell’s indirect subsidiary, Durnpike Investments (Proprietary) Limited’s (“Durnpike”) interest in the Kwango River Project was constituted by an agreement (“Midamines Agreement”) which was concluded between Durnpike and Midamines SPRL (“Midamines”), the holder of the permit for the Kwango River Project, during 2006, in terms of which Durnpike was to act as independent contractor on behalf of Midamines to manage and carry out exploration activities and potentially, mining activities. Durnpike was entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines, and Midamines undertook certain obligations in favour of Durnpike, including that of procuring and facilitating Durnpike’s access to the Kwango River Project site. The royalties took the form of a series of recurring annual minimum royalty payments of US$1.2 million per annum, as escalated in accordance with the Midamines Agreement (commencing on December 31, 2007). During the first quarter of 2008, pursuant to an amendment to the Midamines Agreement (contained in the Fifth Addendum thereto), Durnpike paid a consideration of US$600,000 to Midamines as compensation for access to the entire concession area (Permit 331), as opposed to the limited contract area. As part of such amendment, Midamines waived its right to payment of the abovementioned US$1.2 million royalty payment due on December 31, 2007 and such payment was deferred to December 31, 2008.

Subsequently, and pursuant to Midamines’ persistent breach of material provisions of the Midamines Agreement (coupled with its failure to remedy such instances of breach notwithstanding notice to do so), Durnpike and/or Rockwell cancelled the Midamines Agreement and/or the Fifth Addendum thereto. Midamines thereafter disputed the entitlement of Durnpike and/or Rockwell to cancel the Midamines Agreement. It has referred to arbitration a dispute against Durnpike and Rockwell, in which it claims payment by Rockwell and Durnpike of compensation in the amount of US$41.8 million (while reserving the right to increase the claim to US$68.073 million if the DRC authorities cancel Midamines' permit for the Kwango Project) plus interest. Durnpike and/or Rockwell have defended the claim and have, in turn, instituted a counter-claim in the estimated and provisional amounts of approximately ZAR25.4 million for equipment purchased to undertake exploration and feasibility work, C$1.6 million for start-up and acquisition costs in the DRC, and US$20 million (while reserving the right to increase the counter-claim to at least $164.3 million) as an initial estimate of possible lost earnings.

Comprehensive documentation has been filed by the parties and arbitration proceedings have been initiated in Belgium. The Company remains of the view that the claim against it is without merit and will vigorously defend against it.

Niewejaarskraal

During the course of 2008 and prior to the prospecting and mining rights having been transferred from the Trans Hex Group (“Trans Hex”) to Rockwell, a representative of the land owner of Niewejaarskraal asserted a claim of ownership over the equipment located on Niewejaarskraal. This claim was ostensibly based on a surface rights agreement entered into between Trans Hex and the owner of Niewejaarskraal and an allegation that Trans Hex had abandoned the mining equipment concerned. This Contract expired prior to Rockwell receiving the Niewejaarskraal mining rights. Since the transfer of the prospecting and mining rights associated with and the mining equipment located on Niewejaarskraal to Rockwell, it has not received any formal approach from the land owner of Niewejaarskraal to progress this claim.

Discussions with the landowner have indicated that he would be happy to enter into amenable and workable landowner agreements with Rockwell, subject to appropriate land use agreements being entered into between the Parties. Rockwell would defend its ownership of that equipment and would if necessary also rely on protective warranties and indemnities that were given to it by Trans Hex in the Sale of Shares and Claims Agreement.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.8 Other - Insurance

Rockwell has adopted a policy that includes insurance cover for all equipment that is purchased on an instalment plan (called Hire Purchase in South Africa) or finance leases but it does not carry full coverage for other equipment that is paid off or which has been acquired in respect of its acquisitions of Trans Hex mineral rights and equipment. The Company also has coverage on small vehicles, busses, road trucks, Flow-sort X-ray equipment and certain of its fixed properties and assets.

1.2.9 Diamond Market Trends

The Diamond Market Update

During the past three months, the diamond market’s recovery gained momentum with prices trending toward 2008 levels. The pace of recovery has not been at an equal rate for rough diamond and polished diamond prices: prices paid for rough diamonds are high whereas prices of polished stones are improving more slowly. While production levels remain low relative to the record volumes achieved in 2007, ultimately the price of polished stones will have to increase and meet prices paid for rough diamonds.

De Beers held sights at the beginning of October and at the beginning of November. Both sights were valued at around $500 million. De Beers increased prices for both sights in order to reduce premiums paid by the secondary market. Throughout the year, rough diamond prices have increased, mainly due to a perception of shortages in certain items. Another cause is the extended credit issued by Indian banks to their diamond trading and manufacturing clients. As a consequence, Indian traders have been dominating the market and have forced prices of rough diamonds upwards while the prices of polished diamonds have moved only marginally.

Polished prices increased slightly during September, and in October the market was flat in contrast to rough diamond prices which continued to increase. Polished inventory levels are high and the perception of shortages of rough diamonds is not justified. Increased polished prices in November have raised optimism in the market. Sales of jewellery during American Thanksgiving were high although prices were discounted, which will lead to reduced margins. The Indian domestic market as well as Chinese market has continued to increase their consumption of diamonds and expand their share of the worldwide diamond market. Rough diamond producers continued to increase their production levels. The prices of rough diamonds have assisted in the recovery of producers. Tender sales remained the favourite form of sales for producers, particularly for smaller operators, and these tender sales are alleged to be the cause of price increases. There are some complaints about these price increases, driven by the downstream market where supply is limited. Supply of rough diamonds is pertinent to the success of downstream traders and direct supply to traders is very limited because the majority of diamonds in secondary market are supplied by way of the highly competitive tender process.

There was a strong Christmas market, achieving a record level last seen since 2007. On the positive side, inventory levels would have reduced by these sales thereby fuelling the demand for rough diamonds in the new year.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except weighted average number of common shares outstanding.

	As at	As at	As at
Balance Sheet	February 28, 2010	February 28, 2009	February 29, 2008
Current assets	11,875,714	15,099,971	38,596,562
Mineral properties	30,850,998	28,894,477	25,247,937
Other assets	62,516,674	62,367,968	69,848,625
Total assets	105,243,386	106,362,416	133,693,124

Current liabilities	11,577,472	14,462,800	12,502,301
Other liabilities and non-controlling interest	16,471,823	21,478,590	34,076,016
Shareholders’ equity	77,194,091	70,421,026	87,114,807
Total liabilities and shareholders’ equity	105,243,386	106,362,416	133,693,124

	Year ended	Year ended	Nine months ended
Statement of Operations	February 28, 2010	February 28, 2009	February 29, 2008
Revenue	29,776,933	34,330,078	36,083,106
Cost of rough diamond sales	(22,913,999)	(25,113,363)	(22,730,271)
Amortization and depletion	(9,545,727)	(11,287,197)	(6,533,941)
Operating (loss) profit	(2,682,793)	(2,070,482)	6,773,894
Expenses
Accretion of reclamation obligation	481,932	1,072,389	464,316
Exploration	97,805	498,739	604,169
Foreign exchange loss (gain)	483,902	(350,485)	(751,315)
Legal, accounting and audit	1,389,272	1,863,261	790,725
Office and administration	3,411,990	3,489,460	2,697,077
Shareholder communications	506,482	453,489	198,985
Stock-based compensation	335,358	1,834,422	1,826,315
Travel and conference	194,544	605,812	654,705
Transfer agent	246,866	250,878	544,232
Subtotal	7,148,151	9,717,965	7,029,209

Loss on disposal of equipment	36,720	364,918	402,411
Loss on disposal or write-down of mineral properties	657,634	203,339	–
Interest income	(466,688)	(2,672,021)	(1,118,396)
Interest on capital leases	969,530	1,592,001	1,289,385
Interest expense	576,272	3,009,680	270,976
Other income	(513,338)	(303,399)	(111,202)
Write-down of assets	23,862	2,590,958	–
Write-off of amounts receivable	167,414	291,063	18,360
Subtotal	1,451,406	5,076,539	751,534

Loss before income taxes	11,282,350	16,864,986	1,006,849
Income tax expense	18,946	7,000	179,290
Future income tax (recovery) expense	(2,645,000)	(3,347,000)	2,261,110
Loss before non-controlling interest	8,656,296	13,524,986	3,447,249
Non-controlling interest	(1,618,603)	(549,024)	5,955,779
Loss for the period	7,037,693	12,975,962	9,403,028
Other comprehensive income (loss)	(5,429,700)	13,409,383	–
Total comprehensive loss	1,607,993	26,385,345	9,403,028
Basic and diluted loss per common share	$0.03	$0.05	$0.05
Weighted average number of common shares outstanding	267,164,309	237,924,152	196,428,551

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Summary of Quarterly Results

Expressed in thousands of Canadian dollars (000), except per-share amounts. Minor differences are due to rounding.

Balance Sheet	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 28
	2010	2010	2010	2010	2009	2009	2009	2009
Current assets	19,710	19,341	23,267	11,876	9,150	7,785	8,986	15,100
Mineral properties	30,376	30,125	30,230	30,851	34,333	34,654	34,219	28,894
Other assets	64,550	66,288	60,074	62,516	63,390	65,217	65,100	62,368
Total assets	114,636	115,754	113,571	105,243	106,873	107,656	108,305	106,362

Current liabilities	10,556	12,232	11,338	11,577	13,291	15,970	15,623	14,463
Other liabilities and non- controlling interest	17,794	16,533	16,841	16,472	19,441	19,404	20,773	21,478
Shareholders’ equity	86,286	86,989	85,392	77,194	74,141	72,282	71,909	70,421
Total liabilities and shareholders' equity	114,636	115,754	113,571	105,243	106,873	107,656	108,305	106,362

Working capital (deficit)	9,154	7,109	11,929	299	(4,141)	(8,185)	(6,637)	637

Statement of Operations	Nov 30	Aug 31	May 31	Feb 28	Nov 30	Aug 31	May 31	Feb 28
	2010	2010	2010	2010	2009	2009	2009	2009

Revenue	11,117	11,388	8,457	7,327	12,775	5,802	3,873	936
Cost of rough diamond sales	(5,888)	(8,909)	(2,795)	(6,382)	(7,092)	(4,589)	(4,851)	(9,143)
Amortization and depletion	(3,461)	(3,093)	(3,148)	(1,295)	(3,293)	(3,139)	(1,819)	(3,177)
Operating profit (loss)	1,768	(614)	2,514	(350)	2,390	(1,926)	(2,797)	(11,384)

Expenses
Accretion (reduction) of reclamation obligation	92	(61)	331	383	81	32	(14)	809
Exploration	–	–	14	4	34	2	58	132
Foreign exchange (gain) loss	1	–	(1)	(131)	66	2	546	(72)
Legal, accounting and audit	203	321	359	545	351	160	334	408
Office and administration	902	1019	794	1,103	853	800	656	960
Shareholder communications	32	58	58	70	105	212	119	81
Stock-based compensation	461	76	221	189	12	18	116	276
Travel and conference	92	87	119	42	76	41	36	147
Transfer agent	6	26	29	151	16	58	22	178
Subtotal	1,789	1,526	1,924	2,356	1,594	1,325	1,873	2,919
Write-off (reversal) of amounts receivable	–	(154)	154	167	–	–	–	291
Loss (gain) on disposal of equipment	(1)	(34)	–	–	–	11	26	66
Loss on disposal or write-down of mineral properties	3	–	–	–	–	–	658	203
Interest income	(76)	(82)	(13)	(232)	–	(92)	(143)	(191)
Interest (recouped) paid on capital leases	53	(55)	89	285	89	252	343	354
Interest expense	66	99	49	(80)	176	73	407	2,309
Other income	(17)	(77)	(2)	(245)	(95)	(117)	(56)	(72)
Write down of assets	(5)	146	146	24	–	–	-	2,591
Profit (loss) before income taxes	(44)	(1,983)	167	(2,625)	626	(3,378)	(5,905)	(19,854)
Future income tax expense (recovery)	1,104	(770)	(327)	(1,036)	475	(719)	(1,346)	(2,089)
(Loss) profit before non- controlling interest	(1,148)	(1,213)	(160)	(1,589)	151	(2,659)	(4,559)	(17,765)

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Non-controlling interest	(275)	224	(131)	(1,194)	368	(338)	(454)	2,015

(Loss) for the period	(1,423)	(989)	(29)	(395)	(217)	(2,321)	(4,105)	(19,780)

Basic and diluted loss per share	(0.003)	(0.002)	(0.0001)	(0.006)	(0.002)	(0.011)	(0.017)	(0.08)
Weighted average number of common shares outstanding (thousands)	518,185	518,185	477,651	267,164	238,042	238,042	238,042	237,924

1.5 Results of Operations

The Company realized a loss of $2.8 million for the nine months ended November 30, 2010 compared to a loss of $6.1 million for the same period in the prior year. Operations at the Wouterspan mine are still on care and maintenance in order to preserve the Company’s cash reserves. Proceeds from the capital raise are being used to optimize existing operations, particularly Saxendrift, initiate the bulk sampling project at Klipdam Extension, and for the planning and implementation of the modernization and re-commissioning of the Wouterspan operation. Based on recent new installations and improvements made at Saxendrift the design and layout of Wouterspan will be considerably enhanced to achieve lower operating costs. As a consequence of these recent developments, it is likely that the re-commissioning of Wouterspan will be postponed to fiscal 2012.

During the nine months ended November 30, 2010, the Company realized rough diamond sales of $30.9 million compared to $22.4 million for the comparable period in the prior year. Sales were at an average price of US$1,345 per carat, 38% higher than the price in the corresponding period of approximately US$969 per carat.

Diamond sales in the third quarter of fiscal 2011 achieved an average value of US$1,566 per carat, indicating an improvement of more than 49% from the second quarter (ending August 31, 2010) value of US$1,048 per carat. The sales for the quarter are characterized by a range of stones that are representative of the operations’ production.

Mining costs for the nine months ended November 30, 2010 amounted to $17.7 million (November 30, 2009 - $16.7 million), which excludes amortization and depletion charges of $9.7 million (nine months ended November 30, 2009 – $8.3 million).

Exploration expenses decreased to $13,648 for the nine months ended November 30, 2010 compared to $93,985 for the same period in the prior year.

Office and administrative costs for the nine months ended November 30, 2010 increased to $2.7 million from $2.3 million incurred in the comparative prior year period. Travel and conference expenses amounted to $298,428 for the nine months ended November 30, 2010 compared to $152,474 for the same period in the previous year. Legal, accounting and audit expenses for the nine months ended November 30, 2010 amounted to $882,679 compared to $884,124 incurred for the nine months ended to November 30, 2009.

Stock-based compensation increased to $757,485 for the nine months ended November 30, 2010 in comparison to $146,444 for the same period in the previous year.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Net interest expenses were $128,611 for the nine months ended November 30, 2010, compared to $1,104,553 for the nine months ended November 30, 2009, due to the reduction of the credit facility in and outstanding lease payments.

Additional discussion on the Company’s operations is also presented in section 1.2.

1.6 Liquidity

At November 30, 2010, the Company’s cash and cash equivalents increased to $3.7 million (November 30, 2009 - $2.5 million) with bank indebtedness amounting to $2.2 million (November 30, 2009 - $0.4 million), resulting in net cash holdings of $1.5 million (November 30, 2009 - $2.1 million indebted). In total the Company had working capital of $9.2 million compared to a $4.1 million deficit at November 30, 2009.

At November 30, 2010, the Company had asset retirement obligations relating to its Klipdam, Holpan, Wouterspan and Saxendrift mines, and capital lease obligations relating to mining equipment with three to four year lease agreements. The Company’s capital lease obligations are shown in the table below. Repayments are denominated in South African Rand (“ZAR”).

The operations are generating sufficient cash to cover operating costs and overheads. Based on monthly production projections the Company should hold adequate inventory that will generate sales revenue and has adequate cash holdings as well as access to short-term debt facilities to meet its working capital requirements.

Contractual Obligations and Commitments

The Company has a possible amount owing of approximately $439,130 to Liberty Lane (Pty) Limited in respect of the deposit paid by Africa Vanguard Resources (Pty) Limited for the acquisition of a 26% stake in Saxendrift Mine (Pty) Limited.

Rockwell has the following commitments in respect of equipment lease payments to various financial institutions for plant and equipment. A minimum lease payment of $0.3 million is payable in the next 12 months, with no further instalments in fiscal year 2012.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following are the contractual maturities of contractual obligations:

Payments due by period
$ Million	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long-term debt obligations	0.3	0.3	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	0.3	0.3	Nil	Nil	Nil

Other than described above and in the notes to the financial statements for the nine months ended November 30, 2010, the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7 Capital Resources

The Company's sources of capital are primarily equity and debt.

Historically, the Company’s sources of funding have been cash flow from operations and the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company’s access to financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

The Company's access to capital sources is dependent upon general financial market conditions, especially those that pertain to venture capital situations such as mineral exploration and development.

Recent market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions have had a significant material adverse impact on a number of financial institutions forcing them into bankruptcy or requiring government authorities to rescue them. These events and a general flight from risk have limited access to capital and credit for many companies. The unprecedented disruptions in the current credit and financial markets, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to obtain, or increase its cost of obtaining, capital and financing, if required, for its operations. The Company’s access to additional capital may not be available on terms acceptable to the Company.

Furthermore, in recent months, worldwide securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In addition, significantly higher redemptions by holders of mutual and hedge funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely affect the Company’s ability to raise equity funding without significant dilution to its existing shareholders.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

During the nine months ended November 30, 2010, the Company did not complete any debt financings. The Company anticipates that it has sufficient funding facilities and funds available (refer to section 1.6 above) to meet its working capital requirements. Provided that the diamond market maintains current price levels and the Company continue to achieve average prices of over US$1,100 per carat, it will continue to achieve positive financial results. At an exchange rate of between ZAR7.40 – 7.60 to US$1 and current production volumes and grades, breakeven point for the Company is around US$1,150 per carat.

1.8 Off-Balance Sheet Arrangements

None.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9 Transactions with Related Parties

	As at	As at
Balances payable	November 30, 2010	February 28, 2010
Banzi Trade 26 (Pty) Ltd (d)	$34,518	$603
Hunter Dickinson Services Inc. (a)	65,011	627,435
Seven Bridges Trading (b)	11,468	13,285
Flawless Diamonds Trading House (c)	60,138	–
Current balances payable	$171,135	$641,323

Liberty Lane (f)	$439,130	$414,566
Long–term balances payable	$439,130	$414,566

Balances receivable
Banzi Trade 26 (Pty) Ltd (d)	$34,694	$46,108
Current balances receivable	$34,694	$46,108

Transactions	Three months ended		Nine months ended
	November 30,		November 30,
	2010	2009	2010	2009

Services rendered and expenses
reimbursed:
Hunter Dickinson Services Inc. (a)	$140,333	$281,909	$425,479	$818,535
Seven Bridges Trading (b)	35,976	29,575	105,145	102,710
Flawless Diamonds Trading House (c)	143,367	127,658	295,492	224,441
Banzi Trade 26 (Pty) Ltd (d)	37,868	9,537	133,312	17,115
Jakes Tyres (e)	–	30,857	–	74,702
CEC Engineering (g)	13,036	–	13,036	–
Sales rendered to:
Banzi Trade 26 (Pty) Ltd (d)	$–	$–	$–	$1,469

Related Party transactions are explained below. These arrangements and transactions were typically established to provide professional and cost effective services and resources to Rockwell. In particular these services relate to the remote areas in which some of Rockwell’s operations are located and have also been established to address security and social responsibility requirements. In remote areas it is difficult to obtain key services and make purchases of certain supplies on an as needed basis. Likewise security of product consideration is paramount given the high value product produced by the Company.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company with a director in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market-related basis pursuant to an agreement dated November 21, 2008.

(b)

Seven Bridges Trading 14 (Pty) Ltd (Seven Bridges Trading) is a wholly-owned subsidiary of Randgold Resources Ltd, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(c)

Flawless Diamonds Trading House (Pty) Ltd (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J W and D M Bristow are shareholders of Flawless. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover. On May 5, 2010 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Limited incorporated in the Republic of SouthAfrica.

(d)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self- sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources Development Act (“MPRDA”).Banzi provides the Company with building materials at market rates.

(e)

Jakes Tyres is a private company with former directors and officers (H C van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

(f)	Liberty Lane is the BEE partner of the Saxendrift property and has certain directors in common with the Company.

(g)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.10 Proposed Transactions

Etruscan Diamonds Limited

The Company has signed the Sale of Shares agreement with Etruscan Diamonds Limited whereby the Company agrees to purchase Etruscan’s Blue Gum diamond operation at Ventersdorp in the North West Province in South Africa. The acquisition is for 74% of the operation with the balance owned pursuant to South Africa’s Black Economic Empowerment regime. The price to be paid to Etruscan is an amount not exceeding ZAR33.5 million (approximately $4.8 million) payable in Rockwell shares valued at $0.068 each. The Company will also assume certain non-material property maintenance obligations effective immediately and other financial obligations upon completion of the acquisition. The transaction will add 25,279,800 cubic metres of indicated resources and 15,334,000 cubic metres of inferred resources to the Rockwell resources and has a life of mine in excess of 20 years.

Certain conditions precedent, in particular the granting of Ministerial Consent (Section 11 application to the Department of Mineral Resources) by the Minister of Minerals and Energy for the transfer of the mining title from Etruscan to Rockwell. All necessary documentation relating to this statutory process has been submitted to the DMR and Rockwell is confident that this process will be completed in a timely manner.

1.11 Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the audited consolidated financial statements for the year ended February 28, 2010, which have been publicly filed on SEDAR at www.sedar.com and as presented in changes in accounting policies item 1.12. The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of diamond and supplies inventories,
  the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  the assumptions used in determining the reclamation obligation, the valuation allowances for future income taxes, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

Mineral resources and reserves and mineral properties.

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metal prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment and mineral properties.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the effective date of the acquisition.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition date of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Long-lived assets, including mineral properties and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed, if any, are presented separately on the balance sheet and reported at the lower of the carrying amount and the fair value less costs to sell, and are no longer amortized.

The Company’s estimates of mineral prices, recoverable reserves, and operating, capital and reclamation costs used in impairment tests are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although the Company has made its best estimate of these factors, it is possible that changes could occur in the future that could adversely affect management’s estimate of the net cash flow from its assets.

Diamond and supplies inventories

Rough diamond inventory are valued at the lower of average production cost and net realizable value. Production costs include the cost of consumable materials, direct labour, mine-site overhead expenses and amortization. Net realizable value is determined with reference to a valuation performed by an experienced valuator which approximates market value less cost to sell.

Supplies are valued at the lower of cost, at the average purchase cost basis, and net realizable value. Appropriate provisions are made for redundant and slow-moving items. Cost of items that are not ordinarily interchangeable, and goods and services produced and segregated for specific projects, are assigned by using a specific identification of their individual costs. Consistent use of either first-in first-out or weighted average cost formula to measure the cost of other inventories is applied. Net realizable value is determined with reference to market value less cost to sell.

Reclamation liability

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Future Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Future income tax assets also result from unused loss carry forwards, resource-related pools, and other deductions. A valuation allowance is recorded against any future income tax assets if it is more likely that the asset will not be realized.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.12 Changes in Accounting Policies including Initial Adoption

Effective March 1, 2010, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”). These new standards have been adopted with no restatement to prior period financial statements.

(a) International Financial Reporting Standards ("IFRS")

The AcSB has announced its decision to replace Canadian generally accepted accounting principles (“Canadian GAAP”) with IFRS for all Canadian publicly-listed companies. The AcSB announced that the changeover date will commence for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date for the Company to changeover to IFRS will be March 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ending February 28, 2011. During the year, the Company has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a steering committee to manage the transition from Canadian GAAP to IFRS reporting.

Management of the International Financial Reporting Standards (“IFRS”) Convergence Project

The Company has begun the process of transitioning from Canadian GAAP to IFRS. It has established a formal project plan, allocated internal resources and engaged expert consultants, monitored by a Steering Committee to manage the transition from Canadian GAAP to IFRS reporting. The Steering Committee regularly updates the Audit Committee and the Board of Directors with the progress of the convergence project through communication and meetings.

The Company is in the process of evaluating its overall readiness to transition from Canadian GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The IFRS convergence project instituted consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

  Phase 1 - Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS.

  Phase 2 - Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements.

  Phase 3 - Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training programs across the Company’s finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements.

The Company is now in the evaluation and design phase having completed most of the initial scoping and impact assessment in Q4 2009. A timetable has been prepared to manage the transition and to monitor the progress of the transition project. At the date of preparing this MD&A, the Steering Committee has presented the project plan and its initial scoping and impact assessment to the Audit Committee. We expect to complete the quantification of financial statement impacts by Q2 of fiscal 2011.

First-time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), sets forth guidance for the initial adoption of IFRS. Commencing for the period ended May 31, 2011 the Company will restate its comparative fiscal 2011 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the previously reported fiscal 2010 Canadian GAAP amounts to the restated IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;
  to apply the requirements of IFRS 2, Share-based Payments, to equity instruments granted which had not vested as of the Transition Date;
  Transfer all foreign currency translation differences recognized as a separate component of equity to retained earnings on the transition date including those foreign currency differences which arise on application of IFRS (see functional currency analysis below).

Changes to estimates previously made are not permitted. The estimates previously made by the Company under Canadian GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Impact of Adoption of IFRS on Financial Reporting

While Canadian GAAP is in many respects similar to IFRS, conversion will result in differences in recognition, measurement, and disclosure in the financial statements. Based on a high-level scoping assessment, the following financial statement areas are expected to be significantly impacted:

Basis of Consolidation

Under Canadian GAAP, the Company accounts for its interest in HC van Wyk and Klipdam as variable interest entities.

IAS27 (International Accounting Standard) does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities (“SPE”) only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. As at February 28, 2010 Rockwell has the power to govern the financial and operating policies of the entities. The Company will continue to consolidate the entities until such time as the counterparty delivers on the terms set out in the sales agreements, giving effect to the shareholders’ agreements, at which time the companies will reconsider their conclusion regarding “control” under IFRS.

Therefore, there will be no impact on the opening balance sheet at the transition date or on the consolidated balance sheet at February 28, 2011.

Minority Interest

Under Canadian GAAP, losses in a subsidiary may create a debit balance in non-controlling interests.

Under IAS 27.35 where losses applicable to the minority exceed the minority interest in the equity of the relevant subsidiary, the excess and any further losses attributable to the minority are charged to the group unless the minority has a binding obligation to, and is able to make good the losses. Where excess losses have been taken up by the group, if the subsidiary in question subsequently reports profits, all such profits are attributed to the group until the minority’s share of losses previously absorbed by the group has been recovered.

Share-based Payments (IFRS 2)

The Company currently measures stock-based compensation at the fair value of the options granted using the Black-Scholes option pricing formula and recognizes this expense over the vesting period of the options. For the purpose of accounting for share based payment transactions, an individual is classified as an employee when the individual is consistently represented to be an employee under law. The fair value of the options granted to employees is measured on the date of grant. The fair value of options granted to contractors and consultants is measured on the date the services are completed. Forfeitures are recognized as they occur.

As under Canadian GAAP, IFRS 2 requires the Company to measure stock-based compensation related to stock-options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that stock-based compensation be measured at the fair value of the services received unless the fair value of the services cannot be reliably measured. For the purpose of accounting for share-based payment transactions, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that currently applied by the Company and will result in certain contractors and consultants being classified as employees under IFRS.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

However, the Company has determined that no adjustments will be required at the transition date of March 1, 2010 or for the annual period ended February 28, 2010.

Income Taxes

IAS 12, Income Taxes, requires the recognition of deferred tax assets or liabilities for all deductible and taxable temporary differences except for temporary differences created in a transaction that is:

(a)	not a business combination; and

(b)	at the time of the transaction, affects neither accounting profit nor taxable profit.

Under Canadian GAAP, the Company recognizes a deferred tax liability on temporary differences arising on the initial recognition of the mineral property interest and net profit interest (where the accounting basis of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit (loss) nor taxable profit (loss).

As of the Transition Date, the Company will derecognize all deferred tax liabilities which had been previously recognized on the initial acquisition of the mineral property interest and the net profit interest since these transactions are deemed not to be a business combination and affected neither accounting profit (loss) nor taxable profit (loss) with a corresponding reduction in the related asset.

Impairment of Assets

Per IAS 36, Impairment of Assets, an entity shall assess at the end of each reporting period whether there is any indication that an asset may be impaired. If any such indication exists, the entity should estimate the recoverable amount of the asset. The indicators of impairment are generally consistent with those of Canadian GAAP. An asset should be written down to its recoverable amount if the recoverable amount is less than its carrying value.

The recoverable amount is equal to the higher of the fair value less cost to sell and its value in use. It is not necessary to determine both if no indicators for impairment exists. The value in use is based on a discounted cash flow model. This approach is different than Canadian GAAP (i.e. one step model under IFRS compared to two step model under Canadian GAAP).

To the extent possible, IFRS requires individual assets to be tested for impairment. However, if it is not possible to determine the recoverable amount of an individual asset, an entity should determine the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset belongs. The definition of a Cash Generated Unit is different from the Canadian definition of an Asset Group.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

In addition, the Company has in the past written down mineral property amounts for certain mineral properties. Under IAS 36, the Company could reconsider whether there is any indication that an impairment loss recognized in a prior period may no longer exist or has decreased on transition and thereafter on an annual basis. If such indicators exist, a new recoverable amount should be calculated and all or part of the impairment charge should be reversed to the extent the recoverable amount exceeds its carrying value. The maximum amount of the reversal is the lower of (1) the amount necessary to bring the carrying amount of the asset to its recoverable amount, and (2) the amount necessary to restore the asset of the cash generating unit to the pre-impairments carrying amounts less subsequent depreciation or amortization that would have been recognized. This is different than Canadian GAAP where write back of previously recognized impairments are not permitted.

However, the Company has determined that no significant reversal of previously recognized impairments will be required at the transition date or for the annual period ended February 28, 2010.

IFRS Impact on Rockwell

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS (i.e. interim financial statements for the three months ended May 31, 2011) will be required to include numerous notes disclosing extensive transitional information and full disclosure of all new IFRS accounting policies.

The subsidiaries of the Company have been reporting in IFRS for the last five years, therefore the financial staff have a working knowledge of IFRS. The impact is therefore restricted to the consolidating entries and the taxation effects thereon.

The Company is currently evaluating the impact of the conversion on its accounting systems and has not determined whether significant changes to its accounting systems are required. The Company expects to complete this evaluation by the third fiscal quarter (Q3) 2011.

In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS, assess the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues such as its debt covenants and other commitments and consider the impacts the transition will have on its internal planning process and compensation arrangements. The Company expects to complete this evaluation by second fiscal quarter (Q2) of 2011.

(b) Section 3050 – Long Term investments – Companies subject to significant influence

Investments in companies subject to significant influence are accounted for using the equity method. The equity method is a basis of accounting whereby the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro-rata share of post-acquisition income or loss. The amount of the adjustment is included in the determination of net income (loss) by the Company and the investment account of the Company is also increased or decreased to reflect the Company’s share of capital transactions and changes in accounting policies and corrections of errors. Profit distributions received or receivable from the investments will reduce the carrying value of the investment. Investments accounted for on the equity basis are written down to their fair value when they have a loss in value that is other than a temporary decline.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

In quarter 1 of fiscal 2011 the Company acquired a 20% shareholding in Flawless Diamonds Trading House (Pty) Limited incorporated in the Republic of South Africa. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company.

	As at	As at
	November 30, 2010	February 28, 2010

Investment in associate at cost Foreign exchange	$95,690	$–
	5,670	–
Share of profit for the period ended November, 30 2010	36,925	–

Balance at the end of the period	$138,285	$–

1.13 Financial Instruments and Risks and Uncertainties

Capital Management Objectives

As at November30, 2010, the Company is not subject to externally imposed capital requirements other than its restricted cash and its overdraft facility.

At November30, 2010, of the $3,7 million (November 30, 2009 – $2.9 million) cash and cash equivalents held by the Company, $0.6 (ZAR 3.9 million) ((November 30, 2009 – $2.4 million (ZAR 16.9 million)) were held in South African Rand (“ZAR”), $3.1 million (November 30, 2009 – $0.5) in Canadian Dollars and $9,337 (November 30, 2009– $10,681) In United States Dollars. Cash and cash equivalents exclude cash subject to restrictions.

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise. The Company considers the components of shareholders’ equity, as well as its cash and cash equivalents, and bank indebtedness as capital. The Company’s investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares through private placements, issue debt, or return capital to shareholders, in order to maintain or adjust the capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

There were no changes to the Company’s approach to capital management during the quarter ended November 30, 2010 and the Company expects it will be able to raise sufficient capital resources to carry out its plans of operations for fiscal 2011.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risk. The Board approves and monitors the risk management processes, including treasury policies, counterparty limits, controlling and reporting structures, credit risk, liquidity risk, currency risk, interest risk and diamond price risk. The types of risk exposure and the way in which such exposure is managed are provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, restricted cash, accounts receivable and trade receivable from a related party. The carrying value, which approximates fair value, of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represent the maximum exposure to credit risk.

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The Company does not have financial assets that are invested in asset-backed commercial paper.

The Company minimizes its credit risk by reducing credit terms to 30 days on its sales.

Cash and cash equivalents and bank indebtedness are carried in traded currencies.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. After taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents, the Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset-backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are disclosed below.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Currency Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in ZAR. As a result, the Company is subject to currency risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash equivalents mature impact interest income earned.

The Company has capital lease obligations with several financial institutions. The capital leases bear interest at rates linked to the prevailing prime rate of the relative financial institution, and are subject to interest rate change risk.

Diamond price risk

The value of the Company's mineral resource properties is dependent on the price and the outlook of diamonds. Diamond demand and prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewellery. Low or negative growth in the worldwide economy, prolonged credit market disruptions or activities creating disruptions in economic growth could result in decreased demand for diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect the Company’s results of operations.

The profitability of the Company's operations is highly correlated to the market price of diamonds. If diamond prices decline for a prolonged period below the cost of production of the Company's operating mines, it may not be economically feasible to continue production.

1.14 Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.14.1 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a venture issuer.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.14.2 Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Total
Common shares				518,185,238

Share purchase options
	September 24, 2012	$ 0.62	5,891,500
	November 14, 2012	$ 0.63	1,086,500
	June 20, 2011	$ 0.45	950,000
	December 7, 2014	$ 0.06	13,982,590
	January 18, 2015	$ 0.07	600,000
	October 8, 2015	$ 0.065	15,042,000	37,252,590

1.14.3 Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting.

During management’s evaluation of the effectiveness of internal controls over financial reporting as at February 28, 2009, management identified significant deficiencies in the Company’s internal controls over financial reporting. The deficiencies identified include insufficient supervision and review by key accounting personnel over routine, non-routine and complex accounting transactions, inconsistent application of documented financial reporting procedures by accounting personnel, and the ineffective review of certain accounting transactions by accounting personnel. At February 28, 2009, management concluded that the combination of these significant deficiencies resulted in a material weakness and, therefore, the Company’s internal control over financial reporting was not effective at February 28, 2009.

Management remediated the material weakness that existed as at February 28, 2009 during the period ended February 28, 2010 by implementing the following remediation plans:

  Recruitment of qualified and experienced members to the accounting team. The Company contracted the additional services of an accountant with experience in the diamond industry to assist in the rigorous review of procedures and to assist with addressing backlogs and changes in reporting.

  Enhancing controls around the timing and level of review of accounting schedules and calculations that support significant financial statement accounts.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

  The CFO, Group Financial Manager and Rockwell staff implemented a review of the financial reporting procedures and continue to implement further improvements to ensure sufficient, appropriate and timely review of the financial information to mitigate any potential future delays.

  Continuous review, improvement and re-engineering of financial processes to meet the Company’s financial reporting and disclosure obligations.

  Appropriate training of accounting personnel regarding the Company’s period end financial reporting processes and procedures.

These programs were designed to reduce, although they may not completely eliminate, the risk of a material misstatement. The full effect of the extent of these measures will only be fully realised in the 2011 financial year.

Management is of the opinion that by implementing the above items and other actions it has taken to improve internal control over financial reporting, the material weakness identified above has been remediated.

The Company Management, Audit Committee and Board of Directors continues to monitor and review the effectiveness of the Company’s internal control over financial reporting and will were necessary implement further improvements to financial controls to ensure that they are effective and that any possible material weaknesses are identified and addressed.

1.14.4 Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

As at the year end of February 28, 2010, and quarter end at November 30, 2010, management has carried out on going reviews, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as at February 28, 2010, Rockwell’s disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer maintain that that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.